UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 4, 2022

Aditxt, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39336	82-3204328
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

737 N. Fifth Street, Suite 200 Richmond, VA	23219
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 870-1200

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001	ADTX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously reported in the Current Report on Form 8-K filed on September 3, 2021 by Aditxt, Inc. (the “Company”) entered into a Secured Credit Agreement (the “Secured Credit Agreement”) with Cellvera Global Holdings LLC f/k/a AiPharma Global Holdings, LLC and certain affiliated entities (collectively, the “Borrower”), pursuant to which the Company made a secured loan (the “Loan”) to the Borrower in the original principal amount of $6.5 million. The Loan bears interest at 8% per annum and had an original maturity date of November 30, 2021 (the “Maturity Date”). On October 18, 2021, the Company entered into the first amendment to the Secured Credit Agreement, pursuant to which the Company agreed to increase the amount which the Borrower was permitted to borrow under the Credit Agreement by $8.5 million to an aggregate of $15 million. The Credit Agreement was subsequently amended by a series of amendments, which included a reduction in the borrowing capacity to $14.5 million and an extension of the Maturity Date to January 31, 2022.

As previously reported in the Current Report on Form 8-K filed by the Company on December 28, 2021, the Company and AiPharma Group Ltd. (“AiPharma Group”) entered into a Share Exchange Agreement (the “Share Exchange Agreement”) on December 28, 2021 pursuant to which, among other things, the Company agreed that it would: (i) acquire 9.5% of the issued and outstanding equity interests in AiPharma in exchange for the issuance of 4,816,193 shares of the Company’s common stock and a cash payment of $250,000, at an initial closing, which was expected to occur on or before January 31, 2022 (the “Initial Closing”) upon the satisfaction or waiver of certain conditions to closing (the “Initial Closing Conditions”); and (ii) acquire the remaining 90.5% of the issued and outstanding equity interests in AiPharma in exchange for the issuance of 39,927,974 shares of the Company’s common stock and a cash payment of $250,000 at a secondary closing upon the satisfaction or waiver of certain conditions to closing.

As previously reported in the Current Report on Form 8-K filed by the Company on February 14, 2022, the Company and the Borrower entered into a Forbearance Agreement and Seventh Amendment to Secured Credit Agreement (the “February Forbearance Agreement”). As of January 31, 2022, the Borrower was in default under the Credit Agreement as a result of the Borrower’s failure to repay all Loans on the maturity date of January 31, 2022 (the “Existing Event of Default”). Pursuant to the February Forbearance Agreement, the Company agreed to forbear from exercising its rights and remedies against the Borrower and certain affiliated guarantor parties with respect to the Existing Event of Default until the earlier of (i) June 30, 2022 or (ii) the date of occurrence of any event of default under the Forbearance Agreement (the “Forbearance Period”). Given that the parties continue to conduct due diligence in connection with the Share Exchange Agreement, the Company and the Borrower also agreed that should the Initial Closing occur under the Share Exchange Agreement, the Existing Event of Default will be waived. Under the Forbearance Agreement, the Company and the Borrower also agreed to certain amendments to the Credit Agreement, including, but not limited to: (i) the delivery by the Borrower of certain financial statements and forecasts, and (ii) certain regularly scheduled payments to be made by Borrower to the Company during the Forbearance Period.

On April 4, 2022, the Company and the Borrower entered into a Forbearance Agreement and Eighth Amendment to Secured Credit Agreement (the “April Forbearance Agreement”) pursuant to which among other things (i) the Company agreed to extend the Forbearance period until the earlier of March 31, 2023 or the date of occurrence of any event of default under the April Forbearance Agreement, (ii) the Borrower shall be permitted to factor of certain receivables by Borrower, and (iii) certain conforming changes were made relating to the Revenue Sharing Agreement (as defined below). In connection with the Forbearance Agreement, the Company entered into a series of security agreements with the Borrower (the “Security Agreements”) and certain affiliated entities pursuant to which the Borrower enhanced the Company’s security interest in connection with the Secured Credit Agreement. In addition, and as a condition to entering into the April Forbearance Agreement, the Company required that the Borrower enter into a Revenue Sharing Agreement (the “Revenue Sharing Agreement”), pursuant to which, among other things, the Borrower agreed to pay the Company a certain portion of its revenues up to the aggregate amount of $30 million.

On April 4, 2022, concurrently with the execution of the April Forbearance Agreement and the Revenue Sharing Agreement, the Company and AiPharma Group entered into an Amendment to the Share Exchange Agreement (the “Share Exchange Amendment”) which amended the Share Exchange Agreement to, among other things: (i) modify the financial statements required to be delivered by AiPharma Group at the Initial Closing to include the unaudited financial statements for the three months ended March 31, 2022 and 2021, (ii) permit the Company to amend its Certificate of Incorporation without the consent of AiPharma Group in order to effect a reverse stock split of the Company’s common stock, if necessary, in order to maintain its listing on the Nasdaq Capital Market, and (iii) make certain other conforming changes related to the March Forbearance Agreement and Revenue Sharing Agreement.

The foregoing descriptions of the April Forbearance Agreement, the Revenue Sharing Agreement, the Security Agreements and the Share Exchange Amendment do not purport to be complete and are qualified in their entirety to the full text of the April Forbearance Agreement, the Revenue Sharing Agreement, the Security Agreements and the Revenue Sharing Agreement, copies of which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2022.

Item 7.01 Regulation FD Disclosure

On April 5, 2022, the Company issued a press release announcing the execution of the April Forbearance Agreement, the Security Agreements, the Revenue Sharing Agreement, and the Share Exchange Amendment. A copy of the press release is furnished hereto as Exhibit 99.1 to this Current Report on Form 8-K.

Important Information for Stockholders

This Current Report on Form 8-K and the exhibits hereto is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of any vote or approval, or of an offer to buy the securities of the Company or Cellvera/AiPharma, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

In connection with the proposed transactions, the Company intends to file the Proxy Statement/Registration Statement with the SEC, which will include a proxy statement/prospectus of the Company. the Company also plans to file other documents with the SEC regarding the proposed transactions. After the Proxy Statement / Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of the Company. STOCKHOLDERS OF THE COMPANY AND CELLVERA/AIPHARMA ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about the Company and Cellvera/AiPharma once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

The Company and its executive officers, directors, other members of management, employees and Cellvera/AiPharma may be deemed, under SEC rules, to be participants in the solicitation of proxies from the Company’s shareholders with respect to the proposed transaction.  Information regarding the executive officers and directors of the Company is set forth in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 5, 2021.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the Proxy Statement / Registration Statement on Form S-4 and other materials to be filed with the SEC in connection with the Definitive Agreement.

Cautionary Note on Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this Current Report on Form 8-K, including statements regarding the Company’s or Cellvera/AiPharma’s future results of operations and financial position are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “target,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of the respective management teams of the Company and Cellvera/AiPharma and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and Cellvera/AiPharma.

These forward-looking statements are subject to a number of risks including, but not limited to, the following risks relating to the proposed transactions: (1) the risk that the proposed transactions may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (2) the failure to satisfy the conditions to the Initial Closing or Secondary Closing, including the approval by the stockholders of the Company; (3) the ability to realize the anticipated benefits of the proposed transactions; and (4) other risks and uncertainties indicated from time to time in the Company’s public filings with the SEC. If any of these risks materialize or the Company’s and Cellvera’s/AiPharma’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and other documents we filed, or will file, including the proxy statement/prospectus, with the SEC. There may be additional risks that neither the Company nor Cellvera/AiPharma presently know, or that the Company or Cellvera/AiPharma currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and Cellvera’s/AiPharma’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. The Company and Cellvera/AiPharma anticipate that subsequent events and developments will cause the Company’s and Cellvera’s/AiPharma’s assessments to change. However, while the Company and Cellvera/AiPharma may elect to update these forward-looking statements at some point in the future, the Company and Cellvera/AiPharma specifically disclaim any obligation to do so, except as otherwise required by law. These forward-looking statements should not be relied upon as representing the Company’s and Cellvera’s/AiPharma’s assessments of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Exhibit
99.1	Press Release, dated April 5, 2022.
104	Cover Page Interactive Data File (embedded within the XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ADITXT, INC.

Date: April 5, 2022	By:	/s/ Corinne Pankovcin
Corinne Pankovcin
President